99 Bishopsgate
London EC2M 3XF
United Kingdom
Tel: +44(0)20.7710.1000 Fax: +44(0)20.7374.4460
www.lw.com

FIRM / AFFILIATE OFFICES
	Austin	Milan
	Beijing	Munich
	Boston	New York
	Brussels	Orange County
	Century City	Paris
December 2, 2022	Chicago	Riyadh*
	Dubai	San Diego
	Düsseldorf	San Francisco
	Frankfurt	Seoul
	Hamburg	Shanghai
	Hong Kong	Silicon Valley
	Houston	Singapore
	London	Tel Aviv
	Los Angeles	Tokyo
	Madrid	Washington, D.C.

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549-6010

Attention:	Kathryn Jacobson
Robert Littlepage Austin Pattan Joshua Shainess

Re:	Hub Cyber Security (Israel) Ltd. Amendment No. 2 to Registration Statement on Form F-4 Submitted November 17, 2022 File No. 333-267035

Ladies and Gentlemen:

On behalf of Hub Cyber Security (Israel) Ltd. (the “Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated November 30, 2022 (the “Comment Letter”) with respect to the Amendment No. 2 to the Registration Statement on Form F-4 filed with the Commission by the Company on November 17, 2022 (the “Amendment No. 2”). Concurrently with the filing of this letter, the Company is hereby submitting the Amendment No. 3 to the Registration Statement (the “Amendment No. 3”) through EDGAR.

Latham & Watkins is the business name of Latham & Watkins (London) LLP, a registered limited liability partnership organised under the laws of New York and authorised and regulated by the Solicitors Regulation Authority (SRA No. 203820). A list of the names of the partners of Latham & Watkins (London) LLP is open to inspection at its principal place of business, 99 Bishopsgate, London EC2M 3XF, and such persons are either solicitors, registered foreign lawyers, or managers authorised by the SRA. We are affiliated with the firm Latham & Watkins LLP, a limited liability partnership organised under the laws of Delaware.

*In cooperation with the Law Firm of Salman M. Al-Sudairi LLC

December 2, 2022

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to Amendment No. 2 and page references in the responses refer to the Amendment No. 3. Unless otherwise indicated, capitalized terms herein will have the meanings assigned to them in the Amendment No. 3.

Amendment No. 2 to Registration Statement on Form F-4

Unaudited Pro Forma Condensed Combined Financial Information

Introduction, page 175

1.	Please update your presentation of the unaudited pro forma condensed combined statement of operations to combine RNER's unaudited historical statement of operations for the nine months ended September 30, 2022 with HUB Security's unaudited historical consolidated statement of operations for the trailing nine months ended June 30, 2022. Give pro forma effect to the Transaction and related transactions as if they had occurred on January 1, 2021. Please also include the necessary adjustments so that Hub Security's trailing nine month period would reflect nine months of operations for Comsec.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that since the Company is a foreign private issuer that is filing a Form F-4, despite RNER being a U.S. domestic registrant, the Company has followed the guidance set out in Section 6220.8 of the Division of Corporation Finance’s Financial Reporting Manual, which states that “[t]he age of the pro forma financial information included in a registration statement is based on the age of financial statements requirement applicable to the registrant. If a foreign private issuer files a Form F-4 and the target company is a U.S. domestic registrant, the age of the pro forma information may be determined by reference to Item 8 of Form 20-F.” The Company respectfully confirms that it is a foreign private issuer and that the periods presented in the pro forma condensed combined statement of operations included in the Amendment No. 3 are in compliance with the financial statement age requirements in Item 8 of Form 20-F, which requires inclusion of unaudited interim financial statements for a period covering the first six months of the financial year if the registration statement is dated more than nine months after the end of the last audited financial year.

2.	Please update the unaudited pro forma condensed combined statement of financial position to combine RNER's unaudited historical balance sheet as of September 30, 2022 with HUB Security's unaudited historical statement of financial position as of June 30, 2022, assuming that the Transaction occurred on September 30, 2022. Further, revise your presentation to give effect to HUB Security's Investment Agreement with certain investors as disclosed on page F-78.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that since the Company is a foreign private issuer that is filing a Form F-4, despite RNER being a U.S. domestic registrant, the Company has followed the guidance set out in Section 6220.8 of the Division of Corporation Finance’s Financial Reporting Manual, which states that “[t]he age of the pro forma financial information included in a registration statement is based on the age of financial statements requirement applicable to the registrant. If a foreign private issuer files a Form F-4 and the target company is a U.S. domestic registrant, the age of the pro forma information may be determined by reference to Item 8 of Form 20-F.” The Company respectfully confirms that it is a foreign private issuer and that the periods presented in the pro forma condensed combined statement of financial position included in the Amendment No. 3 are in compliance with the financial statement age requirements in Item 8 of Form 20-F, which requires inclusion of unaudited interim financial statements for a period covering the first six months of the financial year if the registration statement is dated more than nine months after the end of the last audited financial year.

December 2, 2022

Ownership Table, page 180

3.	Please update the ownership table to include the shares underlying the Investment Agreements disclosed on page F-78.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the ownership table on page 180 of the Amendment No. 2 has included the shares underlying the Investment Agreements disclosed on page F-78. The Company has revised the disclosure on page 180 to further clarify this.

Consolidated Financial Statements of HUB Cyber Security (Israel) Ltd.

Notes to Consolidated Financial Statements

Note 6: Significant Events On and After the Reporting Date, page F-76

4.	Refer to Note 6(g) on page F-78. Please disclose the vesting and settlement terms of the warrants and/or the underlying ordinary shares, issued in the Investment Agreements.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page F-78.

* * *

December 2, 2022

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at +44.20.7710.4130 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Michael J. Rosenberg
Michael J. Rosenberg
of LATHAM & WATKINS LLP

cc:	Eyal Moshe, Hub Cyber Security (Israel) Ltd.

Hugo Goldman, Hub Cyber Security (Israel) Ltd.

Ryan Lynch, Latham & Watkins LLP